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                            March 18, 2022

       Gloria Fan
       Chief Financial Officer
       BEST Inc.
       2nd Floor, Block A, Huaxing Modern Industry Park
       No. 18 Tangmiao Road, Xihu District, Hangzhou
       Zhejiang Province 310013
       People   s Republic of China

                                                        Re: BEST Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 16,
2021
                                                            Response Dated
October 28, 2021
                                                            File No. 001-38198

       Dear Ms. Fan:

              We have reviewed your October 28, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 29, 2021 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2020

       Item 3. Key Information
       D. Risk Factors, page 5

   1.                                                   We note your revised
disclosure in response to prior comment 1 refers to the VIEs as    our
                                                        VIEs.    Please refrain
from using terms such as    we    or    our    when describing activities
                                                        or functions of a VIE
throughout your filing.
 Gloria Fan
FirstName
BEST Inc. LastNameGloria Fan
Comapany
March      NameBEST Inc.
       18, 2022
March2 18, 2022 Page 2
Page
FirstName LastName



Risk Related to Doing Business in the People's Republic of China, page 27

2. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the
         Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
         decrease the number of    non-inspection years    from three years to
two years, and thus,
         would reduce the time before your securities may be prohibited from trading or delisted.
         Update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Risks Related to Our ADSs, page 38

3. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Item 4. Information on the Company
C. Organizational Structure, page 79

4. We note your response to prior comment 5 related to your contractual arrangements.
         Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Item 5. Operating and Financial Review and Prospects
A. Operating Results, page 83

5. We note your response to prior comment 6. Please provide a revised consolidating schedule that further disaggregates amounts in each major line item, such as revenues and cost of revenues, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary and VIEs. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the wholly foreign owned enterprises that are the primary beneficiary of the
         VIEs and an aggregation of other entities that are consolidated. Identify the entities included in each column, describe the business activities of each entity and how these entities relate to the organizational chart provided in response to comment 5. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts
 Gloria Fan
BEST Inc.
March 18, 2022
Page 3
         associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading. Please also cross reference your proposed disclosure in response to prior comment 7 related to how cash is transferred through your organization to the consolidating schedule.

Notes to the Consolidated Financial Statements
29. Condensed Financial Information of the Parent Company, page F-77

6.       We note that the activities of the VIEs are reflected in the line
items titled    investments in
         subsidiaries and VIEs    and    share of losses of subsidiaries and
VIEs    in the parent   s
         financial statements. Please provide us with a roll-forward of the investment in subsidiaries and VIEs line item.

       You may contact Joanna Lam at 202-551-3476 or Steve Lo at 202-551-3394 with any questions.



FirstName LastNameGloria Fan                                    Sincerely,
Comapany NameBEST Inc.
                                                                Division of
Corporation Finance
March 18, 2022 Page 3                                           Office of
Energy & Transportation
FirstName LastName